Filed by: Convergys Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Convergys Corporation
Commission File No.: 1-14379
CONVERGYS CORPORATION
The following is the text of the website that is being maintained at www.dfking.com/convergys in connection with Convergys Corporation’s offer to exchange (the “Exchange Offer”) up to $125,000,000 aggregate principal amount of its new 5.75% Junior Subordinated Convertible Debentures due 2029 for up to $122,549,019 aggregate principal amount of its outstanding 4.875% Senior Notes due 2009.
Final Update: 9:00 a.m., New York City time, on October 5, 2009.
Definitive Average VWAP and Definitive Initial Conversion Price and Initial Conversion Rate for Convergys Corporation Exchange Offer
On September 9, 2009, Convergys Corporation (the “Company”) commenced an offer to exchange up to $125,000,000 aggregate principal amount of 5.75% Junior Subordinated Convertible Debentures due 2029 (the “2029 Debentures”) for up to $122,549,019 aggregate principal amount of its outstanding 4.875% Senior Notes due 2009 (the “2009 Senior Notes”). On October 2, 2009, the Company determined the definitive Average VWAP (as defined in the prospectus relating to the Exchange Offer (the “Prospectus”)). Set forth below are the definitive Average VWAP, the resulting definitive initial conversion price and the resulting definitive initial conversion rate per $1,000 principal amount of the 2029 Debentures issuable in the Exchange Offer, calculated as described in the Prospectus.

Definitive Average VWAP:	$9.6593
Resulting Definitive Initial Conversion Price:	$12.0741
Resulting Definitive Initial Conversion Rate:	82.8219
The “reference price” for the purposes of calculating the adjustment to the conversion rate applicable in the case of certain make-whole fundamental changes is $9.6593.
The Exchange Offer will expire at midnight, New York City time, on October 6, 2009, unless extended. Further information regarding the Exchange Offer can be found using the links below.
Link to Prospectus
Link to Letter of Transmittal
Link to Notice of Guaranteed Delivery
Link to Notice of Withdrawal
Rule 425 Legend
Non-Solicitation
This disclosure shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information
The Company has filed a registration statement (the “Registration Statement”) relating to the Exchange Offer with the Securities and Exchange Commission (the “SEC”) and such Registration Statement has been declared effective. Copies of the Prospectus, which is contained in the Registration Statement, and the related Letter of Transmittal are available to holders of 2009 Senior Notes and may be obtained from D.F. King & Co., Inc., the Information Agent for the Exchange Offer, at (800) 290-6427 (U.S. toll free) or (212) 269-5550. The Prospectus and the related Letter of Transmittal are also available free of charge at the SEC’s website at www.sec.gov or by contacting the Company’s Corporate Secretary’s Office at 201 East Fourth Street, Cincinnati, Ohio 45202, telephone number (513) 723-7000.
Before any holder tenders 2009 Senior Notes or otherwise makes any investment decision with respect to 2009 Senior Notes or 2029 Debentures, the holder is urged to read the Prospectus, which is contained in the Registration Statement, and the other documents that the Company has filed or will file with the SEC, including the documents that are incorporated by reference into the Prospectus, because such documents contain important information.